UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the third quarter ended 31 March 2008

Harmony Gold Mining Company Limited

PO Box 2
Randfontein
1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



UNAUDITED FINANCIAL REVIEW FOR THE THIRD QUARTER ENDED 31 MARCH 2008

QUARTERLY HIGHLIGHTS

- Harmony announces Newcrest as PNG partner
- Total cash operating cost down by 8.9%
- Cash operating profit increased to R828 million
- Headline earnings of 42 cents per share for continuing operations
- Restructuring complete, benefits to flow

FINANCIAL SUMMARY FOR THE THIRD QUARTER ENDED 31 MARCH 2008

(All results exclude Discontinued Operations unless otherwise indicated)

		Quarter March 2008	Quarter December 2007	Q-on-Q % change	Year to date 2008
Gold produced	– kg	10 347	12 403	(16.6)	36 275
	– oz	332 662	398 764	(16.6)	1 166 263
Cash costs	– R/kg	145 514	133 234	(9.2)	136 608
	– $/oz	609	613	0.7	598
Cash operating profit	– Rm	828	450	84.0	1 594
	– US$m	111	66	68.2	225
Basic earnings/(loss)	– SA c/s	41	(49)	183.7	(137)
	– US c/s	6	(7)	185.7	(19)
Headline earnings/(loss)	– SA c/s	42	(43)	197.7	(32)
	– US c/s	6	(6)	200.0	(5)
Fully diluted earnings/(loss)	– SA c/s	41	(48)	185.4	(136)
	– US c/s	6	(7)	185.7	(19)

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW

Harmony has been through another demanding and active quarter of streamlining our operations in line with our strategic objectives. Much has been accomplished in the last two quarters and I am pleased with our progress to date. The accomplishments are attributed primarily to the sustained commitment and teamwork of Harmony's passionate leaders and hard-working people throughout the company.

Harmony's internal leadership conference which was held over two days in March reinforced the elements of 'Back to Basics', which include production, safety, planning and reviewing, cost control and services. One of the most important aims of the conference is to spend quality time with the company's leaders by exchanging and sharing of knowledge in a more inter-active and productive manner. The March conference facilitated both a keen understanding of the changing dynamics within Harmony and assisted leaders to focus on positioning the company for the challenges and opportunities ahead. We have been through some pain, but I am confident that we have turned the corner and can begin to build on the new foundation.

To this end, we have commenced the rebuilding phase and over the ensuing months the company's leaders will roll-out the business strategy to all the shaft teams. Through strategically focused safety and productivity targets, we will begin to reflect improvements in the critical areas of production, tonnes per man, grade, cost reduction, but more importantly, in R/kg. To accelerate the rebuilding phase, changes have already been effected to Harmony's mining structure with the elimination of coaches and the re-introduction of mine captains and shift bosses to improve production levels.

We have focused on our strategies of restructuring for profitability by shedding or closing high-cost operational areas and assets, and accelerating our underground and surface projects. Our restructuring has had sweeping implications for Harmony in that some of our high electricity consumption work-areas and high-cost operations have had to be closed and Conops terminated where it proved to be ineffective and inefficient. In this way, Harmony was able to absorb the 10% reduction in electricity supply because we were able to incorporate this challenge as another component of our restructuring efforts. However, we have submitted our request to Eskom for additional power that will be required by our projects as they begin to ramp-up to full capacity.

Over the past two quarters the company's staff complement has been reduced by 5 985 employees. A reduction of 1 421 employees was evident in the March 2008 quarter. Noticeably the company's restructuring phase has had a negative impact and consequences on productivity. The termination of Conops at three of our operations – Masimong during the December 2007 quarter; Elandsrand and Tshepong during the March 2008 quarter – caused the SA underground tonnages and, to some extent, the grade to drop due to the reduction of the labour force and, in some instances, transferring labour to other operations.

External factors also played their part. Harmony's operations experienced a loss of production due to this year's lengthy Christmas holiday period. The effects of a five-day power cut were felt and similarly when it was restored at 80% of our previous consumption and thereafter the resultant build-up phase from 80% to 90% power supply. This resulted in an estimated total loss of more than 800 kilograms from our operations.

Financials

Harmony's operational performance from its continuing operations for the quarter under review was disappointing with 7.2% lower tonnages at 4 125 000 tonnes compared with 4 445 000 tonnes in the December quarter, resulting in a 16.6% decrease in kilograms produced of 10 347kg versus 12 403kg.

Total grade for the group was 10% lower at 2.51g/t, while the grade from our SA underground operations was recorded at 4.81g/t a 1.2% drop on the previous quarter. The company's cash operating costs increased by 9.2% to R145 514/kg from R133 234/kg.

It is pleasing to note that some of our restructuring efforts were evident in this quarter with the R147 million reduction in working costs. Total cash operating costs were down 8.9% to R1 506 million from R1 652 million.

A higher received gold price of US$944.40/oz and a weaker, thus more favourable, R/US$ exchange rate of R7.43/$ (R6.77/$) resulted in higher revenues of R2.3 billion compared with R2.1 billion and a net profit of R164 million compared with a net loss of R195 million for the previous quarter. Headline earnings stood at 42 cents per share versus a loss of 43 cents per share for the December 2007 quarter.

IT Financial System

We have made progress over the last two quarters with re-implementing the IT financial system and the retraining of all employees related to the job has commenced. We have performed the necessary checks and balances and we are confident that we will have a clean "bill of health" at the end of this financial year.

Strengthening the balance sheet

We continued to forge ahead with our activities to create value, strengthen the company's balance sheet and improve operational performance. Accordingly, we are determined to get all our operations on a sound footing with all operations profitable after taking capital expenditure into account. In our short-life operations we are considering ways of ext ended the life of mines. The operations have all the required infrastructure and we are considering options of increasing development capital.

The conditions precedent for the R1.9 billion transaction with Pamodzi Resources Fund are progressing smoothly and we are confident that these should be fulfilled by end of June 2008. Mr John Munro who has been appointed Chief Executive Officer of the newly named Rand Uranium Company commenced duties on 5 May 2008. We wish him every success with developing the new uranium entity into a world-class company in which we will hold a 40% stake.

On 17 January 2008, Harmony signed two separate transactions with African Precious Minerals (APM): in terms of the sale agreement APM would acquire 87% of Jeanette Gold Mines Limited for a purchase consideration of 1 500 000 ordinary APM shares and 1 500 000 half warrants. The shares and warrants to be granted to Harmony are estimated at being worth US$7.5 million (R52.5 million) and constitutes an 11% shareholding in APM. The second transaction entails two earn-in agreements for the Evander 6 shaft and Twistdraai assets in the Evander basin. These are subject to and conditional upon the fulfilment of significant conditions precedent by APM.

I believe that the earn-in agreement with APM is an excellent way of progressing our low priority projects to bankable feasibility stage in the current positive gold-price environment. In addition, the formation of strategic alliances with other companies allows us to optimise the use of our resources without placing additional pressure on our capital expenditure.

On 27 February 2008, Pamodzi Gold took full control of the Orkney assets following the fulfilment of all the conditions precedent. The R345 million purchase consideration for the assets was settled by the issuing of 30 million Pamodzi Gold shares, bringing Harmony's shareholding in Pamodzi Gold to 32%.

Although our Papua New Guinea (PNG) transaction was executed in the fourth quarter of 2008, I believe it prudent to make mention of the fact that Harmony and Newcrest Mining Limited of Australia signed a 50:50% joint venture agreement on 22 April 2008 for the development of Harmony's PNG assets.

Newcrest will earn its 50% interest in the new joint venture by contributing a maximum of US$525 million which will be paid in two tranches. An initial US$180 million payment to acquire a 30.01% interest by 30 June 2008, together with a reimbursement to Harmony of US$45 million in project expenditure, and a farm-in commitment for the remaining 19.99% of US$300 million, to fund project expenditure up to the commencement of mining operations at Hidden Valley.

The introduction of a quality partner such as Newcrest with significant technical skills, particularly in copper mining and bulk underground mining techniques including block caving techniques will provide additional expertise to the existing Harmony team in PNG and will add to the development potential of the PNG assets.

For Harmony, the creation of this joint venture facilitates significant capital investment in the PNG assets and substantially removes Harmony's obligation to continue funding the development of these assets entirely from our own cash flows. A further announcement will be made on SENS and in the press as soon as the financial effects are finalised.

Class action

We have been made aware of a pending class action in the United States of America against Harmony whereby some ADR holders are seeking damages pertaining to the company's business practices. We have retained legal professionals in that country to advise Harmony.

SAFETY AND HEALTH REPORT

■ Two million Fatality Injury Free Shifts at Harmony SA operations

■ Two shafts achieved one million Fatality Free Shifts

■ Joel Mine operated without a fatality for one year

Fatality injury rate (per million hours worked)



Group Safety

Every effort is being made by executives, senior management and shaft teams to intensify the group's safety drive and their individual safety awareness. A group workshop on safety was held during the quarter and management teams all committed to a renewed drive to reduce accidents.

Bambanani's swift and professional rescue operations saved at least two lives last month during the seismic event. During the quarter, Bambanani launched a new safety initiative termed "BIG MAC" to build on its current safety standards. The system is based on people involvement and non-negotiable unsafe behaviour practices.

A transformation safety campaign, known as Ho Lokisa, was launched at Masimong in April. The aim is to improve safety, encourage worker involvement, increase productivity and equip the workforce with business skills. Challenging safety and productivity targets have been set and if successful will have wider applications throughout the group.

Harmony experienced an improvement of 15.4% from the second quarter and progressively improved by 13.6% against the previous year in Fatality Injury Frequency Rate (FIFR) for the third quarter ended 31 March 2008. The graph above shows that the efforts of all our employees are bearing positive results.

The Lost Time Injury Frequency Rate (LTIFR) rate for the South African operations regressed by 6.1% from the second quarter and progressively improved by 11.9% in comparison with the previous year.

The Reportable Injury Frequency Rate (RFIR) improved by 6.9% from the second quarter and progressively improved by 16.2% compared to the previous year.

Six employees regretfully lost their lives during the course of duty on Harmony's mines during the quarter under review. Harmony's management extends its condolences to the families of the deceased.

There were no lost time injuries at Hidden Valley and no medical treatment injuries.

There were positive safety accomplishments during the quarter; Harmony's SA underground operations achieved two million Fatality Injury Free Shifts. At both Harmony North and Harmony South Regions one million Fatality Free Shifts was achieved and admirably Joel Mine operated without a fatality for one year.

THE THIRD QUARTER ENDED 31 MARCH 2008 UNDER REVIEW

Harmony's SA continuing underground operations, delivered a disappointing operational performance for the third quarter ended 31 March 2008. Negative impacts included lower production and kilograms produced and loss of production due to the December holidays, the power outage and subsequent power build-up from 80% to the current 90%.

Tonnes Milled

All of the company's continued underground operations posted lower tonnages for the 31 March 2008 quarter. Tonnages decreased by 15.8% to 1 934 000 tonnes compared with 2 297 000 tonnes previously, resulting in the 16.8% drop in gold production from 11 175 kg to 9 302 kg for the quarter under review. Besides the above cited reasons the termination of Conops at a further two of the company's operations, the restructuring at Evander 7 and Bambanani and the 18 days suspension of production at Doornkop all contributed to the lower performance.

Recovery Grades

Recovery grades were steady to marginally down at 4.81g/t from 4.87g/t.

Cost Control

Cash costs were higher throughout the company with the exception of Masimong where costs were well contained during the quarter. Although cost control measures were applied, operating costs increased by 8.9% to R150 795/kg from R138 531/kg previously, all as a result of lower kilogram production.

The performance of the company is best highlighted in the following table:

		March 2008	December 2007	Q-on-Q % Variance
Production	– kg	10 347	12 403	(16.6)
Production	– oz	332 662	398 764	(16.6)
Revenue	– R/kg	225 541	169 502	33.1
Revenue	– US$/oz	944	779	21.2
Cash cost	– R/kg	145 514	133 234	(9.2)
Cash cost	– US$/oz	609	613	0.7
Exchange rate	– USD/ZAR	7.43	6.77	(9.8)

Cash Operating Profit and Margin*

	March 2008	December 2007	Q-on-Q % Variance
Cash operating profit (Rm)	828	450	84.0
Cash operating profit margin (%)	35.5	21.4	65.9

*Continuing operations only

Quarter-on-quarter cash operating profit variance analysis (continuing operations)

Cash operating profit – December 2007	R449.8 million
– volume change	R(269.2) million
– working cost change	R147.0 million
– recovery grade change	R(78.6) million
– gold price change	R579.0 million
– net variance	R378.2 million
Cash operating profit – March 2008	R828.0 million

Analysis of earnings per share

Earnings per share (SA cents)	Quarter ended March 2008	Quarter ended December 2007
Cash earnings	207	113
Basic earnings/(loss)	41	(49)
Headline earnings/(loss)	42	(43)
Fully diluted earnings/(loss)	41	(48)

Reconciliation between basic earnings and headline loss

Headline earnings/(loss) per share (SA cents)	Quarter ended March 2008	Quarter ended December 2007
Basic earnings/(loss)	41	(49)
Profit on sale of property, plant and equipment	–	(7)
Provision for doubtful debt	1	13
Headline earnings/(loss)	42	(43)

CAPITAL EXPENDITURE (Continuing Operations)

Capital expenditure was 4.6% higher than last quarter due to increased activity at Hidden Valley, PNG. At the South African operations the only significant capital increase was the new ice plants for Phakisa.

Operational Capex	Actual March 2008 Rm	Actual December 2007 Rm	
South African operations	346	348	
Total Operational Capex	346	348	

Project Capex	Rm	Rm	Capital invested to date Rm
Doornkop South Reef	79	91	869
Elandsrand New Mine	28	22	778
Tshepong North Decline	6	17	284
Phakisa Shaft	62	55	782
Hidden Valley, PNG	324	275	1 381
Total Project Capex	499	460	4 094
Total Capex	845	808	

QUARTERLY PROFIT COMPARISON FOR CONTINUING OPERATIONS

Operation	Working profit (Rm)			Variances (Rm)			
	March 2008	December 2007	Variance	Volume	Grade	Price	Costs
Operations							
SA underground operations	695.9	345.4	350.5	(275.2)	(41.3)	521.6	145.4
Surface operations	132.1	104.4	27.7	6.0	(37.3)	57.4	1.6
International operations	–	–	–	–	–	–	–
Total Harmony	828.0	449.8	378.2	(269.2)	(78.6)	579.0	147.0

SA UNDERGROUND OPERATIONS (Continuing Operations)

Includes the following shafts: Tshepong, Phakisa, Doornkop, Elandsrand, Target, Masimong, Evander, Bambanani, Joel, Virginia Operations.

		March 2008	December 2007	Q-on-Q % Variance
U/g tonnes milled	('000)	1 934	2 297	(15.8)
U/g recovery grade	(g/t)	4.81	4.87	(1.2)
U/g kilograms produced	(kg)	9 302	11 175	(16.8)
U/g operating costs	(R/kg)	150 795	138 531	(8.9)
U/g working costs	(R/tonne)	725	674	(7.6)

Tshepong Mine

Production

Volumes were affected by loss of production as a result of five days of power constraints and the Christmas break. Tonnes decreased from 388 000 to 326 000 quarter on quarter resulting in lower kilograms produced from 2 202kg to 1 991kg.

Tshepong's grade improved from 5.68g/t to 6.11g/t. Total cash costs remained steady at R107 943/kg compared with R107 616/kg for the previous quarter.

The termination of Conops at Tshepong caused a change in working arrangements and impacted on the volumes for the quarter.

Project overview

Sub 66 decline project is currently in a production build-up phase. The mining component of the project is scheduled to be complete by June 2008.

Poor ground conditions have delayed the equipping of 72 belt cross-cut. Additional secondary support crews have been placed in this area to increase the supporting rates. All major equipment has been procured and will require only the labour component to complete the belt cross-cut.

The secondary support in the chairlift decline will continue until July 2008. The chairlift will be installed in parts when the secondary support is completed. It is estimated that the chairlift will be in operation at the end of September 2008.

Annual Capex Profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	Total
Actual Sunk	32.8	66.6	40.6	52.9	66.7	24.3	–	283.8
Forecast						7.8	–	7.8
Total	32.8	66.6	40.6	52.9	66.7	32.1		291.6

1st production

April 2007

Future milestones

- Equipping of ore passes and 72 belt cross-cut   – March 2008
- Bulk Air Cooler civil work completed   – May 2008
- 71 Level Access Development complete   – June 2008
- Extensive secondary support programme in the chairlift decline   – July 2008
- Chairlift operational   – September 2008
- 72 level dam pump station design to Sub 71 completion   – October 2008
- Equipping of ore passes and 72 belt cross-cut complete   – December 2008

Phakisa

Production

At Phakisa volumes improved to 9 000 tonnes (6 000 tonnes) and gold production increased to 53kg from 18kg previously. This is primarily due to higher feed grade of 5.89g/t (3.0g/t). Lower cash costs of R108 811/kg (R200 722/kg) were achieved. Phakisa production originates from two areas, the low grade Nyala shaft and the high grade Phakisa shaft, both areas are in a build-up phase with most of the development focused on the Phakisa shaft area.

Project overview

Access development metres advanced another 2% on the last quarter despite the season break and Eskom power outages.

The first ice plants arrived at Phakisa and will be commissioned in August 2008. This will address the ventilation issues in the current project.

Annual Capital expenditure profile

Table (Rm)	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	117	116	147	222	179			782
Forecast					53	68	32	152
Total	117	116	147	222	232	68	32	934

1st production

June 2008

Full production

August 2010

Future milestones

- Commissioning of 55 level bulk air cooler   – April 2008
- 69 Level 1st raise line completion   – May 2008
- Start First revenue on 69 level   – July 2008
- Commissioning of first ice plant   – August 2008
- Decline project completed   – April 2010

Doornkop

Production

Operational performance at Doornkop was negatively affected, mainly due to power disruptions and the suspension of all mining operations for 18 days to expedite the equipping of the man-cage compartments in the main shaft. This was necessitated to alleviate logistical problems on the South Reef operations. Production should return to normal build-up levels in the June quarter.

Tonnes milled were lower at 74 000 tonnes (122 000 tonnes) and 208 fewer kilograms of gold were produced. The recovered grade dropped from 3.21g/t to 2.49g/t for the third quarter due to lower grade achieved in the South Reef section and the Kimberley section mining in the channel edge areas.

Total costs were significantly higher at R297 293/kg compared with R144 360/kg. This is ascribed to production volumes not achieved and labour on hold resulting from the revised production plan of the South Reef production horizons.

Project overview

There is a huge challenge to understand the geological model for the South Reef section and all indications currently indicate a sheet deposit and not a channelised deposit. This could indicate an overall lower grade for the South Reef section than was previously anticipated. The conventional Kimberley Reef section is nearing its end of life and currently mining is in the pay-shoot edges realising much lower grades than previously achieved. A full geological assessment is in progress.

Station development continues and access development also continued with 330m excavated. Secondary development is also underway on 192 & 197 levels with 388m achieved. Equipping of the loading station on 212 level is underway, as is the construction of the pump station and loading levels.

The updated schedule provides for the main shaft to be partially commissioned by June 2008. The main shaft will fully support the mining and development activities from this period onwards. The sub shaft will be decommissioned as a hoisting facility and converted to an up-cast ventilation shaft. Production will ramp-up over the next three years.

Annual Capital expenditure profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Actual Sunk	13	98	114	147	256	241				869
Forecast						74	278	91	60	503
Total	13	98	114	147	256	315	278	91	60	1 372

1st production

July 2007

Full production

March 2010

Future milestones

- Main shaft partially commissioning   – June 2008
- Rock winder engineering commissioning   – August 2008
- Rock winder hoisting   – August 2008

Elandsrand

Production

Elandsrand made a significant improvement from the previous quarter's low base. Tonnages mined increased by 127.7% from 94 000 to 214 000 tonnes resulting in an 85% production improvement to 1 065kg (576kg) albeit at a lower 4.98g/t compared with 6.13g/t previously.

Cash operating costs were lower at R158 494/kg (R231 705/kg). Among the contributory cost decrease factors were in stores, resulting from improved cost control actions implemented and a significant reduction in labour hire and contractors.

Project overview

The first 22 kV transformer was installed on 100 level and the cable installations were completed in March 2008. The cables that feed this transformer from surface, that were damaged in the shaft accident, were repaired during the quarter. Commissioning from surface is expected to be completed in May 2008.

The installations of the 600mm chilled water feed and return columns, connecting the No. 2 and No. 3 service shafts on 105 level, are progressing slowly.

During the quarter, the following was accomplished: 115 level sub-station was commissioned; installation of the 102 L West side bulk air cooler progressed well; infrastructure development of the 100 level cooling dam chamber is being rehabilitated with additional support; 98 L condenser dam chamber was also re-supported and blasting operations at this site were started; the pipe cross-cut on 100 L was completed and raise boring of the No. 3 centre hole was started. Access development on 113 level progressed well.

Annual Capital expenditure profile

Table (Rm)			2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	35.6	107.0	106.2	105.5	96.1	119.6	113.7	94.6			778.3
Forecast								27.0	141.0	43.1	211.1
Total	35.6	107.0	106.2	105.5	96.1	119.6	113.7	121.6	141.0	43.1	989.4

Project Production

	Tonnes Milled	% Split	Kilograms	% Split
Old Mine	101 077	47	556	45
New Mine	113 021	53	668	55
Total Mine	214 098		1 224	

1st production

October 2003

Full production

June 2012

Future milestones

- 115 level main electrical sub-station commission   – February 2008
- 100 level 22 kV sub-station complete   – March 2008
- 115 level pump station commission   – June 2008
- Access development on 113 level complete   – July 2008
- No. 3 Service Shaft sub-bank, headgear and winder installation complete   – July 2008

Target Mine

Target recorded its worst production quarter in three years driven by an 19.0% drop in grade from 4.53% to 3.67%.

Volume was 3.8% down on last quarter from 160 000 tonnes to 154 000 tonnes, due to operational difficulties. The underperformance is attributed to poor grade estimation, poor mining fragmentation and flooding issues, availability of belts system and breakdowns which affected tonnages from the massive stopes.

Costs were 41.3% higher quarter on quarter from R109 394/kg to R154 552/kg due to the above and an increase in labour to assist in skills shortages and reagent costs.

Masimong Mine

Tonnages at Masimong were down by 20.7% at 161 000 tonnes from 203 000 tonnes and accordingly gold production decreased by 14.9% to 770kg from 905kg.

Grade, however, improved by 7.2% from 4.46g/t to 4.78g/t.

Masimong achieved an impressive total cost reduction which lead to a 6.9% reduction in Rand per kilogram quarter on quarter from R180 355/kg to R167 839/kg.

Evander Operations

Tonnes milled at Evander decreased by 23.2% from 362 000 tonnes to 278 000 tonnes quarter on quarter. Contributory factors were the restructuring and closure of the upper pillar section at 7 shaft and constraints in the No. 2 decline area of 8 shaft due to poor environmental conditions.

Dilution from vamping and low production from stoping areas caused the delivered grade to deteriorate at Winkelhaak. Grade decreased by 10.1% to 5.40g/t.

Despite more stringent control on costs, operating costs increased by 23.1% to R143 107/kg from R116 291/kg.

Bambanani

Bambanani is the operation most affected by the Eskom power reduction. The shaft's planned tonnages were reduced by about 50% when it was decided to close off the Sub Shaft's South area. This changed Bambanani from a high tonnage lower grade producer to a low tonnage higher grade producer.

Tonnages for the March 2008 quarter were down by 47.5% to 157 000 tonnes from 299 000 tonnes and consequently a drop of 33.2% of gold produced to 1 066kg from 1 595 kg.

Grade was 27.4% higher quarter on quarter at 6.79g/t from 5.33g/t due to the higher grade areas mined in the new plan.

Operating costs were 12.4% higher from 141 056/kg to 158 595/kg. Benefits of the labour reduction and the improving grade should become evident in the June 2008 quarter.

Joel

Bad coiling occurred when the service rope to the North Shaft cage was changed in January causing loss of production. Eskom power disruptions caused tonnages to drop to 91 000 tonnes from 99 000 tonnes resulting in a 8.1% reduction in production of 418kg compared with 455kgs. Grade remained relatively flat at 4.59g/t compared to 4.60g/t.

Although stringent controls were introduced on overtime and stores, costs were higher at R164 821/kg compared to R154 963/kg.

Virginia Operations

St Helena, Harmony, Merriespruit, Unisel, Brand

		March 2008	December 2007	Q-on-Q % Variance
U/g tonnes milled	('000)	470	564	(16.7)
U/g recovery grade	(g/t)	3.60	3.78	(4.8)
U/g kilograms produced	(kg)	1 690	2 131	(20.7)
U/g working costs	(R/kg)	171 209	153 154	(11.8)
U/g working costs	(R/tonne)	616	579	(6.4)

The Virginia operations produced an average performance for the quarter. Some of the negative factors affecting this quarter's performance included ventilation problems, grade variations and incorrect mining mix with having to move to higher grade panels and ledging requirements.

Tonnages from the five operations decreased by 16.7% from 564 000 tonnes to 470 000 tonnes. Consequently kilograms produced were 20.7% lower at 1 690kg from 2 131kgs with a lower grade of 3.60g/t from 3.78g/t.

Costs were 11.8% higher at R171 209/kg compared to R153 154/kg.

SOUTH AFRICAN SURFACE OPERATIONS

Kalgold, Phoenix, Free Gold surface and Target surface

		March 2008	December 2007	Q-on-Q % Variance
Surface tonnes milled	('000)	2 191	2 148	(2.0)
Surface recovery grade	(g/t)	0.48	0.57	(15.8)
Kilograms produced	(kg)	1 045	1 228	(14.9)
Working costs	(R/kg)	98 504	85 031	(15.8)
Working costs	(R/tonne)	47	49	4.1

Kalgold

Kalgold receives its electricity from the local domestic grid, consequently tonnage was negatively affected by load shedding and two major plant breakdowns. This resulted in a total of 261 hours of production being lost during the quarter. Discussions with Eskom are ongoing to supply uninterrupted electricity to Kalgold.

Tonnes milled were 7.6% down at 389 000 tonnes from 421 000 tonnes. The D-zone is nearing the end of its life and lower grade is anticipated going forward. Grade was 8.3% down from 2.04g/t to 1.87g/t. Kalgold produced 130 kilograms less gold, a 15.2% decrease, on the previous quarter. Costs increased by 18.6% to R97 636/kg.

Project Phoenix

The slime plant was the least disrupted during the Eskom outages as these operations were not stopped. Tonnes were only down by 2% at 1.591 million tonnes mainly due to the seasonal break, but still above the feasibility planned tonnes of 1.500 million per quarter.

Lower grade of 0.13g/t compared with 0.17g/t was delivered. Variations in these values could occur as dams were formed over long periods involving different material and methods over the years.

Operating costs were up by 6.0% to R94 197/kg from R88 873/kg.

INTERNATIONAL OPERATIONS

Hidden Valley

Project overview

As previously reported, the critical items that continue to drive the completion date for the Hidden Valley project are the manufacture of the SAG mill and the design, manufacture and erection of the overland conveyor. Meetings were held in Europe with the German manufacturers of the SAG mill and overland conveyor. Final design activities have started for the overland conveyor following survey of the cleared route and priority is being given to these activities. The current master schedule is being maintained for first ore to be milled in March 2009.

Project engineering design is 83% complete and approximately 81% of process equipment ordered. Structural steelwork drawings for the plant are being received from the contractor and preparation of the electrical and instrumentation contract documents is nearing completion.

Geotechnical consultants continue to provide recommendations for the design of foundations for the plant and buildings.

The Kaveroi resource drilling was completed during March with a final block model to be released at the end of April. Preliminary indications are that 584 000 oz will be converted from resource to reserve.

The Kaveroi drilling program has also confirmed the grade and continuity of the resource at depth as well as outlining a previously unmodelled enrichment zone with elevated gold and silver grades at the contact of the grano-diorite and the overlying meta-sediments. This manganese rich upper lode has good continuity from section to section and is closer to surface than previously modelled Kaveroi ore zones.

Annual Capex Expenditure profile: (Construction Capital: Cash Flow)

Table (A$m)	2006	2007	2008	2009	2010	2011	2012	2013	Total
Actual Sunk	20	90	121*						231
Forecast			72	196^					268
Total	20	90	193	196					499

* Includes A$28m for Rio Tinto Royalty Buy-out.

^ As part of the JVA signed with Newcrest Mining Limited "("Newcrest"), refer to the joint announcement made on the 22 April 2008 as published on Harmony's website, Newcrest will fund the remaining capital spend on the Hidden Valley project and US$45 million in project expenditure relating to the period 1 January 2008 to 30 June 2008. Refer Note 11 on page 33.

1st production

March 2009

Full production

June 2009

EXPLORATION

Wafi/Golpu

Project Overview

The Wafi pre-feasibility study combining the Golpu copper gold resource with the Wafi Link Zone and NRG1 gold resources was reviewed during the quarter and no fatal flaws were identified. A definitive feasibility study on the Golpu copper-gold project was said to be justified.

Golpu is the largest copper resource target with more than four times the net revenue potential than the Wafi gold resources. Although the gold resources remain of interest, it is the Golpu project that requires an exploratory decline to determine vital underground mining geotechnical criteria to complete the feasibility.

Test work on Alkaline Sulphide Leaching (ASL) of Golpu concentrate is in progress. Arsenic leach testing continued during the quarter, to establish if arsenic levels in copper concentrate can be economically reduced and the recovered arsenic suitably and safely disposed of. Reducing the arsenic levels in copper will enable significantly more ore extraction from the Golpu deposit.

On 22 April 2008, Harmony and Newcrest entered into a joint venture agreement. Future feasibility studies will be delayed until the partnership is fully functional.

Exploration results and programme

Nambonga North

Significant gold-copper intercepts in mineralised, stock work veined meta-sediments and diorite porphyry have been obtained on consecutive sections over 240m of strike at Nambonga North. Mineralisation remains open through the grid along strike, and at depth. Recent results, together with those reported last quarter are particularly encouraging for the size potential of the system.

Results received during the quarter included:

- WR268:   30m   @ 1.42 g/t Au, 0.37% Cu, from 276m

- WR270:   117m @ 0.73 g/t Au, 0.23% Cu, from 242m

A number of intercepts of polymetallic (Au-Zn-Ag-Pb) massive sulphide mineralisation were also encountered peripheral to the porphyry Au-Cu vein stockwork. New results received during the report period include:

- WR269:   12m   @ 2.87 g/t Au, 4.9% Zn, 0.8% Pb,10.6 g/t Ag from 156m

Significantly, WR 272 intersected mineralised diorite porphyry on the 80m step-out section north of the discovery holes WR262 and WR264. The mineralised porphyry remains open to the north off the grid.

Other prospects

Access to explore high priority Porphyry Cu-Au and epithermal targets with multi-million ounce potential has been granted by the local landowners.

Regional exploration east of the Kerimenge Prospect, where no previous exploration work has been done before, returned significant surface trench results.

DISCONTINUED OPERATIONS

Orkney

On 27 February 2008, Pamodzi Gold took full control of the Orkney assets following the fulfilment of all the conditions precedent which resulted in Harmony owning 32% and making it an associate company. Harmony will in future incorporate its attribution portion of Pamodzi's profits and losses.

Australia

The Australian operations contributed 56 kilograms of gold in January as their final production from Mt Magnet. Mt Magnet has been placed under care and maintenance and in a safe and responsible manner. The Australian-based Monarch Gold Mining Company has taken over operating responsibility.

Randfontein Operations

Tonnages milled at the Cooke shafts of the Randfontein operations decreased by 10.1% from 308 000 tonnes to 277 000 tonnes for the quarter.

Gold production also dropped by 15.9% to 1 354kg from 1 610kg while yields reflected a 6.5% decrease at 4.89g/t from 5.23g/t.

The reduction in the kilograms produced for the quarter is ascribed to a lower face grade, stoping sections intersecting geological structures and changes in the mining mix from lower VCR production. In addition, Christmas holidays caused delays in opening up of two scheduled high-grade pillars.

Cash operating costs were 12% higher at R136 157/kg versus R121 625/kg. Additional overtime shifts were introduced in an effort to reduce the impact of the power shutdown.



UNAUDITED FINANCIAL REVIEW FOR THE THIRD QUARTER ENDED 31 MARCH 2008

OPERATING RESULTS – CONTINUING OPERATIONS (Rand/Metric)

			Underground production – South Africa											Surface production – South Africa					International production		
			Tshepong	Phakisa	Doorn-kop	Elands-rand	Target	Masimong	Evander Operations	Bambanani	Joel	Virgina Operations	Total SA Under-ground	Kalgold Surface	Project Phoenix	Other Surface	Total SA Surface	South African Total	PNG	Total Inter-national	Harmony Total
Ore milled	– t'000	Mar-08	326	9	74	214	154	161	278	157	91	470	1 934	389	1 591	211	2 191	4 125	–	–	4 125
		Dec-07	388	6	122	94	160	203	362	299	99	564	2 297	421	1 623	104	2 148	4 445	–	–	4 445
Gold Produced	– kg	Mar-08	1 991	53	184	1 065	565	770	1 500	1 066	418	1 690	9 302	728	213	104	1 045	10 347	–	–	10 347
		Dec-07	2 202	18	392	576	725	905	2 176	1 595	455	2 131	11 175	858	268	102	1 228	12 403	–	–	12 403
Yield	– g/tonne	Mar-08	6.11	5.89	2.49	4.98	3.67	4.78	5.40	6.79	4.59	3.60	4.81	1.87	0.13	0.49	0.48	2.51	–	–	2.51
		Dec-07	5.68	3.00	3.21	6.13	4.53	4.46	6.01	5.33	4.60	3.78	4.87	2.04	0.17	0.98	0.57	2.79	–	–	2.79
Cash Operating Costs	– R/kg	Mar-08	107 943	108 811	297 293	158 494	154 552	167 839	143 107	158 595	164 821	171 209	150 795	97 636	94 197	113 404	98 504	145 514	–	–	145 514
		Dec-07	107 616	200 722	144 360	231 705	109 394	180 355	116 291	141 056	154 963	153 154	138 531	82 341	88 873	97 559	85 031	133 234	–	–	133 234
Cash Operating Costs	– R/tonne	Mar-08	659	641	739	789	567	803	772	1 077	757	616	725	183	13	56	47	365	–	–	365
		Dec-07	611	602	464	1 420	496	804	699	752	712	579	674	168	15	96	49	372	–	–	372
Working Revenue	(R'000)	Mar-08	444 818	11 835	42 519	245 789	125 572	173 674	341 845	234 233	95 065	383 269	2 098 619	162 831	48 593	23 631	235 055	2 333 674	–	–	2 333 674
		Dec-07	371 921	2 981	67 889	98 321	122 333	154 848	363 129	269 653	77 485	364 957	1 893 517	145 511	45 675	17 628	208 814	2 102 331	–	–	2 102 331
Cash Operating Costs	(R'000)	Mar-08	214 915	5 767	54 702	168 796	87 322	129 236	214 660	169 062	68 895	289 343	1 402 698	71 079	20 064	11 794	102 937	1 505 635	–	–	1 505 635
		Dec-07	236 971	3 613	56 589	133 462	79 311	163 221	253 049	224 985	70 508	326 372	1 548 081	70 649	23 818	9 951	104 418	1 652 499	–	–	1 652 499
Cash Operating Profit	(R'000)	Mar-08	229 903	6 068	(12 183)	76 993	38 250	44 438	127 185	65 171	26 170	93 926	695 921	91 752	28 529	11 837	132 118	828 039	–	–	828 039
		Dec-07	134 950	(632)	11 300	(35 141)	43 022	(8 373)	110 080	44 668	6 977	38 585	345 436	74 862	21 857	7 677	104 396	449 832	–	–	449 832
Capital Expenditure	(R'000)	Mar-08	43 137	73 207	83 518	83 221	81 434	25 272	53 291	21 502	8 392	28 594	501 568	903	354	18 185	19 442	521 010	324 228	324 228	845 238
		Dec-07	50 009	60 520	93 926	56 350	49 671	32 466	63 306	38 450	10 305	38 949	493 952	2 030	2 375	34 746	39 151	533 103	274 832	274 832	807 935

Evander operations – Evander 5, Evander 7 and Evander 8

Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (Rand/Metric)

				Underground production – South Africa													Surface production – South Africa						International production			
		Tshepong	Phakisa	Doorn-kop	Elands-rand	Target	Masimong	Evander Operations	Rand-fontein Operations	Bamba-nani	Joel	Virgina Opera-tions	St Helena	ARMgold	Total SA Under-ground	Kalgold Surface	Project Phoenix	Cooke plant Operations	Other Surface	Total SA Surface	South Africa Total	Australia	PNG	Total Inter-national	Harmony Total
Ore milled – t'000	Mar-08	326	9	74	214	154	161	278	277	157	91	470	–	108	2 319	389	1 591	645	211	2 836	5 155	34	–	34	5 189
	Dec-07	388	6	122	94	160	203	362	308	299	99	564	25	212	2 842	421	1 623	659	104	2 807	5 649	603	–	603	6 252
Gold Produced – kg	Mar-08	1 991	53	184	1 065	565	770	1 500	1 354	1 066	418	1 690	–	300	10 956	728	213	275	104	1 320	12 276	56	–	56	12 332
	Dec-07	2 202	18	392	576	725	905	2 176	1 610	1 595	455	2 131	84	741	13 610	858	268	308	102	1 536	15 146	1 946	–	1 946	17 092
Yield – g/tonne	Mar-08	6.11	5.89	2.49	4.98	3.67	4.78	5.40	4.89	6.79	4.59	3.60	0.00	2.78	4.72	1.87	0.13	0.43	0.49	0.47	2.38	1.65	–	1.65	2.38
	Dec-07	5.68	3.00	3.21	6.13	4.53	4.46	6.01	5.23	5.33	4.60	3.78	3.36	3.50	4.79	2.04	0.17	0.47	0.98	0.55	2.68	3.23	–	3.23	2.73
Cash Operating Costs – R/kg	Mar-08	107 943	108 811	297 293	158 494	154 552	167 839	143 107	136 157	158 595	164 821	171 209	–	321 143	154 695	97 636	94 197	142 822	113 404	107 737	149 646	510 875	–	510 875	151 286
	Dec-07	107 616	200 722	144 360	231 705	109 394	180 355	116 291	121 625	141 056	154 963	153 154	420 821	182 009	140 640	82 341	88 873	113 390	97 559	90 717	135 578	98 719	–	98 719	131 381
Cash Operating Costs – R/tonne	Mar-08	659	641	739	789	567	803	772	666	1 077	757	616	–	892	731	183	13	61	56	50	356	841	–	841	360
	Dec-07	611	602	464	1 420	496	804	699	636	752	712	579	1 414	636	674	168	15	53	96	50	364	319	–	319	359
Working Revenue (R'000)	Mar-08	444 818	11 835	42 519	245 789	125 572	173 674	341 845	312 068	234 233	95 065	383 269	26	68 682	2 479 395	162 831	48 593	62 497	23 631	297 552	2 776 947	29 815	–	29 815	2 806 762
	Dec-07	371 921	2 981	67 889	98 321	122 333	154 848	363 129	279 270	269 653	77 485	364 957	13 881	128 053	2 314 721	145 511	45 675	52 652	17 628	261 466	2 576 187	324 424	–	324 424	2 900 611
Cash Operating Costs (R'000)	Mar-08	214 915	5 767	54 702	168 796	87 322	129 236	214 660	184 357	169 062	68 895	289 343	11 445	96 343	1 694 843	71 079	20 064	39 276	11 794	142 213	1 837 056	28 609	–	28 609	1 865 665
	Dec-07	236 971	3 613	56 589	133 462	79 311	163 221	253 049	195 816	224 985	70 508	326 372	35 349	134 869	1 914 115	70 649	23 818	34 924	9 951	139 342	2 053 457	192 107	–	192 107	2 245 564
Cash Operating Profit (R'000)	Mar-08	229 903	6 068	(12 183)	76 993	38 250	44 438	127 185	127 711	65 171	26 170	93 926	(11 419)	(27 661)	784 552	91 752	28 529	23 221	11 837	155 339	939 891	1 206	–	1 206	941 097
	Dec-07	134 950	(632)	11 300	(35 141)	43 022	(8 373)	110 080	83 454	44 668	6 977	38 585	(21 468)	(6 816)	400 606	74 862	21 857	17 728	7 677	122 124	522 730	132 317	–	132 317	655 047
Capital Expenditure (R'000)	Mar-08	43 137	73 207	83 518	83 221	81 434	25 272	53 291	40 119	21 502	8 392	28 594	167	(8)	541 846	903	354	1 886	18 185	21 328	563 174	61	324 228	324 289	887 463
	Dec-07	50 009	60 520	93 926	56 350	49 671	32 466	63 306	35 187	38 450	10 305	38 949	834	977	530 950	2 030	2 375	573	34 746	39 724	570 674	28 095	274 832	302 927	873 601

Evander operations – Evander 5, Evander 7 and Evander 8

Randfontein operations – Cooke 1, Cooke 2 and Cooke 3

Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (Rand)

	Notes	Quarter ended March 2008 R million	Quarter ended December 2007 R million	Quarter ended March 2007 * R million	Nine months ended March 2008 R million	Nine months ended March 2007 * R million
Continuing operations						
Revenue		2 334	2 102	2 082	6 549	6 085
Production cost		(1 506)	(1 652)	(1 338)	(4 955)	(4 073)
Amortisation and depreciation		(190)	(228)	(189)	(617)	(539)
Corporate expenditure		(55)	(68)	(44)	(196)	(161)
Exploration expenditure		(55)	(42)	(25)	(142)	(111)
Care and maintenance costs of restructured shafts		(24)	(10)	(10)	(42)	(42)
Employment termination and restructuring costs	2	(86)	(75)	–	(162)	–
Share based compensation		(4)	(9)	(14)	(23)	(36)
Gain/(loss) on financial instruments		5	(14)	(24)	(5)	12
Provision for doubtful debt		(5)	(75)	–	(80)	–
Other (expenses)/income – net		(15)	(6)	24	(42)	95
Operating profit/(loss)		399	(77)	462	285	1 230
Loss from associates		(10)	–	–	(10)	(18)
Mark-to-market of listed investments		–	–	29	33	81
Profit/(loss) on sale of listed investments	6	–	–	1	(459)	1
Profit on sale of investment in associate		–	–	–	–	236
Investment income		54	74	31	194	102
Finance cost		(123)	(138)	(101)	(383)	(283)
Profit/(loss) before taxation		320	(141)	422	(340)	1 349
Taxation		(156)	(54)	(107)	(207)	(342)
Net profit/(loss) from continuing operations		164	(195)	315	(547)	1 007
Discontinued operations	3					
Profit/(loss) from discontinued operations		85	226	(67)	289	(6)
Profit/(loss) on the sale of assets		100	(51)	–	28	–
(Loss)/profit from measurement to fair value less cost to sell		(4)	66	–	55	–
Net profit/(loss)		345	46	248	(175)	1 001
Earnings/(loss) per share from continuing operations attributable to the equity holders of the company during the year (cents)	4					
– Basic earnings/(loss)		41	(49)	79	(137)	253
– Headline earnings/(loss)		42	(43)	78	(32)	175
– Fully diluted earnings/(loss)		41	(48)	78	(136)	250
Earnings/(loss) per share from discontinuing operations attributable to the equity holders of the company during the year (cents)	4					
– Basic earnings/(loss)		45	60	(17)	93	(2)
– Headline earnings/(loss)		21	57	(19)	67	(4)
– Fully diluted earnings/(loss)		45	59	(17)	92	(1)
Total earnings/(loss) per share from all operations attributable to the equity holders of the company during the year (cents)	4					
– Basic earnings/(loss)		86	11	62	(44)	251
– Headline earnings		63	14	59	35	171
– Fully diluted earnings/(loss)		86	11	61	(44)	249

* The comparative figures were adjusted to exclude further discontinued operations and interest capitalised, but not adjusted for approximately R250 million in cost, relating to the March 2007 quarter that was only captured in the June 2007 quarter, as previously reported.

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Notes	At March 2008 (Unaudited) R million	At December 2007 (Reviewed) R million	At June 2007 (Audited) R million
Assets				
Non-current assets				
Property, plant and equipment		26 407	25 133	24 506
Intangible assets	5	2 477	2 307	2 307
Restricted cash		80	81	5
Investments in financial assets	6	1 413	1 402	1 387
Investments in associates	7	341	7	7
Deferred income tax		2 711	2 462	2 321
Trade and other receivables		7	39	95
		33 436	31 431	30 628
Current assets				
Inventories		654	709	742
Investments in financial assets	6	–	–	2 484
Trade and other receivables		993	851	918
Income and mining taxes		58	41	66
Restricted cash		–	–	274
Cash and cash equivalents		346	425	711
		2 051	2 026	5 195
Non-current assets classified as held for sale	3	1 716	2 001	1 284
		3 767	4 027	6 479
Total assets		37 203	35 458	37 107
Equity and liabilities				
Share capital and reserves				
Share capital	5	25 866	25 677	25 636
Other reserves		731	84	(349)
Accumulated loss		(1 779)	(2 124)	(1 604)
		24 818	23 637	23 683
Non-current liabilities				
Borrowings	8	1 918	1 878	1 743
Deferred income tax		5 310	5 191	5 031
Provisions for other liabilities and charges		1 078	1 082	1 216
		8 306	8 151	7 990
Current liabilities				
Trade and other payables		722	686	1 488
Income and mining taxes		195	73	50
Provisions and accrued liabilities		261	222	267
Borrowings	8	2 009	1 995	2 855
Bank overdraft		–	–	220
Shareholders for dividends		6	7	7
		3 193	2 983	4 887
Liabilities directly associated with non-current assets classified as held for sale	3	886	687	547
		4 079	3 670	5 434
Total equity and liabilities		37 203	35 458	37 107
Number of ordinary shares in issue		402 818 020	400 196 978	399 608 384
Net asset value per share (cents)		6 161	5 906	5 927

The accompanying notes are an integral part of these condensed consolidated financials statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (Rand)

	Issued share capital R million	Other reserves R million	Accumulated loss R million	Total R million
Balance – 30 June 2007 (as previously reported)	25 636	(349)	(1 681)	23 606
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	77	77
Balance – 30 June 2007 (restated)	25 636	(349)	(1 604)	23 683
Issue of share capital	230	–	–	230
Currency translation adjustment and other	–	1 080	–	1 080
Net loss	–	–	(175)	(175)
Balance as at 31 March 2008	25 866	731	(1 779)	24 818
Balance – 30 June 2006 (as previously reported)	25 489	(271)	(2 015)	23 203
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	48	48
Balance – 30 June 2006 (restated)	25 489	(271)	(1 967)	23 251
Issue of share capital	101	–	–	101
Currency translation adjustment and other	–	192	–	192
Net profit	–	–	1 001	1 001
Balance as at 31 March 2007	25 590	(79)	(966)	24 545

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (Rand)

	Notes	Three months ended March 2008 R million	December 2007 R million	Nine months ended March 2008 R million	March 2007 R million
Cash flow from operating activities					
Cash generated/(utilised) by operations		794	(376)	472	1 469
Interest and dividends received		64	76	209	117
Interest paid		(123)	(118)	(300)	(143)
Income and mining taxes paid		(41)	(9)	(62)	(3)
Cash generated/(utilised) by operating activities		694	(427)	319	1 440
Cash flow from investing activities					
Decrease/(increase) in restricted cash		20	(71)	223	–
Net proceeds on disposal of listed investments		–	–	1 310	229
Net additions to property, plant and equipment		(884)	(734)	(2 451)	(1 765)
Other investing activities		6	65	20	(66)
Cash utilised by investing activities		(858)	(740)	(898)	(1 602)
Cash flow from financing activities					
Long-term loans raised		–	10	2 098	151
Long-term loans repaid		(6)	–	(1 808)	–
Ordinary shares issued – net of expenses		40	5	64	101
Cash generated by financing activities		34	15	354	252
Foreign currency translation adjustments		43	16	79	(11)
Net (decrease)/increase in cash and equivalents		(87)	(1 136)	(146)	79
Cash and equivalents – beginning of period		435	1 571	494	906
Cash and equivalents – end of period	9	348	435	348	985

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2008

1. Accounting policies

   (a) Basis of accounting

   The condensed consolidated interim financial statements for the period ended 31 March 2008 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2007.

   New accounting standards and IFRIC interpretations

   Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2008. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.

   At the date of finalising of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

Title	Effective date
New Statement	
• IFRS 8 Operating Segments	^ Financial year commencing on or after 1 January 2009
Amendments	
• IAS 1 (Revised) – Presentation of Financial Statements Revised	^ Financial year commencing on or after 1 January 2009
• IAS 27 (Revised) – Consolidated and Separate Financial Statements	# Financial year commencing on or after 1 July 2009
• IAS 32 (Revised) – Financial Instruments: Presentation	# Financial year commencing on or after 1 January 2009
• IFRS 2 (Revised) – Share-based Payments	# Financial year commencing on or after 1 January 2009
• IFRS 3 (Revised) – Business Combinations	# Financial year commencing on or after 1 July 2009
New Interpretation	
• IFRIC 12 – Service Concession Arrangements	* Financial year commencing on or after 1 January 2008
• IFRIC 13 – Customer Loyalty Programmes	* Financial year commencing on or after 1 July 2008
• IFRIC 14 – IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interactions	# Financial year commencing on or after 1 January 2008

   ^ *Affects disclosure*
   * *Will not impact materially*
   # *Not yet assessed*

(b) Implementation of accounting policy

IAS 23 (Revised) – Borrowing Costs: The company early adopted IAS 23 (Revised) – Borrowing Costs, retrospectively as of 1 July 2000, which requires that management capitalise borrowing costs directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use.

The impact of this adjustment was as follows:

	Quarter ended			Nine months ended	
	March 2008 (Unaudited) R million	December 2007 (Unaudited) R million	March 2007 (Unaudited) R million	March 2008 (Unaudited) R million	March 2007 (Unaudited) R million
Effect on net loss:					
Decrease in interest expense	11	22	5	40	14
Income tax	(3)	(7)	(1)	(12)	(4)
Decrease in net loss	8	15	4	28	10
Effect on opening accumulated loss:					
Decrease in interest expense	137	115	80	108	68
Income tax	(40)	(33)	(23)	(31)	(20)
Decrease in accumulated loss	97	82	57	77	48

The borrowing costs are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are dealt with in income in the period in which they are incurred.

2. Employment termination and restructuring costs

During the December 2007 quarter, a voluntary retrenchment process was commenced due to the decision to decentralise services.

3. Non-current assets held for sale and discontinued operations

The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), have been presented as held for sale on 30 June 2007.

On 6 December 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of R51 million and the assets were derecognised.

On 27 February 2008, the sale relating to the Orkney operations (operations in the Northwest area) was concluded at a profit, net of tax, of R99 million and the assets were derecognised.

The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group's management on 16 October 2007.

Underground operations at St Helena shaft were ceased during November 2007 and was classified as a discontinued operation.

The comparative results have been restated due to these reclassifications.

4. Earnings/(loss) per share

Earnings/(loss) per share is calculated on the weighted average number of shares in issue for the quarter ended 31 March 2008: 400.7 million (31 December 2007: 399.8 million, 31 March 2007: 398.4 million) and the nine months ended 31 March 2008: 400.0 million (31 March 2007: 397.7 million).

The fully diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the quarter ended 31 March 2008: 403.5 million (31 December 2007: 402.1 million, 31 March 2007: 403.3 million) and the nine months ended 31 March 2008: 402.5 million (31 March 2007: 402.8 million). The effect of the share options is anti-dilutive.

	Quarter ended			Nine months ended	
	March 2008 (Unaudited)	December 2007 (Unaudited)	March 2007 (Unaudited)	March 2008 (Unaudited)	March 2007 (Unaudited)
Total earnings/(loss) per share (cents):					
Basic earnings/(loss)	86	11	62	(44)	251
Headline earnings	63	14	59	35	171
Fully diluted earnings/(loss)	86	11	61	(44)	249
	R million	R million	R million	R million	R million
Reconciliation of headline earnings/(loss):					
Continuing operations					
Net profit/(loss)	164	(195)	315	(547)	1 007
Adjusted for:					
Profit on sale of property, plant and equipment	(1)	(29)	(4)	(28)	(90)
(Profit)/loss on sale of listed investment (Gold Fields)	–	–	(1)	392	(1)
Profit on sale of associate (Western Areas)	–	–	–	–	(220)
Provision for doubtful debt	4	53	–	57	–
Headline profit/(loss)	167	(171)	310	(126)	696
Discontinued operations					
Net profit/(loss)	181	241	(67)	372	(6)
Adjusted for:					
(Profit)/loss on sale of property, plant and equipment	(100)	51	–	(49)	–
Profit on sale of investments	–	–	(9)	–	(10)
Impairment of assets/(reversal of impairment)	4	(66)	–	(55)	–
Headline profit/(loss)	85	226	(76)	268	(16)
Total headline profit	252	55	234	142	680

5. Intangible assets

On 28 March 2007, Harmony announced that it had concluded negotiations with Rio Tinto Limited ("Rio Tinto") in terms of which the parties have agreed that Harmony purchase the Rio Tinto rights under the royalty agreement, which was entered into prior to the acquisition by Harmony of the Hidden Valley and Kerimenge deposits in Papua New Guinea.

In terms of the royalty agreement Rio Tinto had the rights to receive a portion of between 2% and 3.5% of future ounces produced by the Hidden Valley mine in Papua New Guinea.

The transaction between Harmony and Rio Tinto concluded on the 21 March 2008.

The consideration paid by Harmony to Rio Tinto amounted to US$22.5 million and was settled as follows:

- The equivalent US$20 million in new ordinary shares of Harmony Gold Mining Company Limited, issued as fully paid-up; and
- The balance of US$2.5 million paid in cash.

6. Investment in financial assets

	March 2008 (Unaudited) R million	December 2007 (Unaudited) R million	June 2007 (Audited) R million
Current			
Investment in African Rainbow Minerals Limited (see note 7)	–	–	1 051
Investment in Gold Fields Limited *	–	–	1 433
	–	–	2 484
Non-current			
Environmental Trust Funds	1 271	1 233	1 332
Other	142	169	55
	1 413	1 402	3 871

* During the September 2007 quarter Harmony sold all of its remaining Gold Fields Limited (GFI) shares for a loss of R459 million.

7. Investment in associate

On 27 February 2008, Pamodzi Gold Limited ("Pamodzi") bought the Orkney operations from the Harmony Group for a consideration of 30 000 000 Pamodzi shares. This resulted in Harmony Gold Mining Company owning 32.4% of Pamodzi. On 31 March 2008 the book value for the investment was R335.5 million.

8. Borrowings

	March 2008 (Unaudited) R million	December 2007 (Reviewed) R million	June 2007 (Audited) R million
Unsecured long-term borrowings			
Convertible unsecured fixed rate bonds	1 605	1 583	1 541
Africa Vanguard Resources (Proprietary) Limited	32	32	32
	1 637	1 615	1 573
Less: Short-term portion	–	–	–
Total unsecured long-term borrowings	1 637	1 615	1 573
Secured long-term borrowings			
Westpac Bank Limited*	119	100	2
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited)	188	181	170
ARM Empowerment Trust 1 (Nedbank Limited)**	–	–	450
ARM Empowerment Trust 2 (Nedbank Limited)**	–	–	601
Rand Merchant Bank	–	–	1 802
Nedbank Limited	2 000	2 000	–
Less: Transaction costs	(17)	(23)	–
	2 290	2 258	3 025
Less: Short-term portion	(2 009)	(1 995)	(2 855)
Total unsecured long-term borrowings	281	263	170
Total long-term borrowings	1 918	1 878	1 743

* The lease was entered into for the purchase of mining fleet to be used on the Hidden Valley project.

** The guarantees relating to the Nedbank loans were cancelled on 28 September 2007 and consequently Harmony has no further obligations to Nedbank. The ARM investment and associated Nedbank loans were derecognised from this date.

The future minimum lease payments are as follows:

	March 2008 (Unaudited) R million	December 2007 (Reviewed) R million	June 2007 (Audited) R million
Due within one year	27	26	–
Due between one and five years	102	97	–
	129	123	–

9. Cash and cash equivalents

Comprises of:

	March 2008 (Unaudited) R million	December 2007 (Reviewed) R million	March 2007 R million
Continuing operations	346	425	985
Discontinued operations	2	10	–
Total cash and cash equivalents	348	435	985

10. Commitments and Contingencies

	March 2008 (Unaudited) R million	December 2007 (Reviewed) R million	June 2007 (Audited) R million
Capital expenditure commitments			
Contracts for capital expenditure	1 191	819	352
Authorised by the directors but not contracted for	1 422	1 987	1 881
	2 613	2 806	2 233

This expenditure will be financed from existing resources
and where appropriate, borrowings.

Contingent liabilities			
Guarantees and suretyships	18	18	18
Environmental guarantees	173	152	129
	191	170	147

11. Subsequent events

Contingent liability

On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony's American Depositary Receipts ("ADRs"). Harmony has retained legal counsel, who will advise Harmony on further developments in the U.S.

Papua New Guinea (PNG) assets

On 22 April 2008, Harmony Gold Mining Company Limited ("Harmony") announced that they had signed an agreement with Newcrest Mining Limited ("Newcrest"), which allows Newcrest to earn a 50% interest in Harmony's Papua New Guinea (PNG) gold assets. Newcrest will earn its 50% interest in the new joint venture by contributing a maximum of US$525 million.

The commitment will be in two stages: (i) an initial US$180 million payment to acquire a 30.01% interest by 30 June 2008, together with a reimbursement to Harmony of US$45 million in project expenditure and (ii) a farm-in commitment for the remaining 19.99% of approximately US$300 million, to fund project expenditure up to the commencement of mining operations at Hidden Valley.

A further announcement will be made on SENS and in the press as soon as the financial effects are finalised. Accordingly, Harmony shareholders are advised to exercise caution when trading in their securities until such time as a further announcement is made.

12. Segment report

The primary reporting format of the company is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the condensed consolidated financial statements.

DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2008 (Rand/Metric)

Continuing Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled t'000	Grade	Operating Cost R/kg
Tshepong	1 183	697	486	145	6 538	1 100	5.94	106 539
Phakisa	15	9	6	196	71	15	4.73	132 113
Doornkop	181	174	7	249	1 030	322	3.20	169 408
Elandsrand	617	543	74	223	3 394	597	5.69	159 980
Target	354	257	97	165	1 978	464	4.26	130 117
Masimong	500	483	17	88	2 771	605	4.58	174 347
Evander Operations								
Evander 5	277	197	80	30	1 512	264	5.73	130 388
Evander 7	257	196	61	77	1 510	241	6.27	129 563
Evander 8	521	324	197	79	2 898	507	5.72	111 694
Evander 9	–	–	–	–	–	–	–	–
Total Evander Operations	1 055	717	338	186	5 920	1 012	5.85	121 027
Bambanani	707	596	111	85	3 936	694	5.67	151 544
Joel	237	208	29	30	1 292	271	4.77	161 060
Virginia Operations								
Harmony 2	215	192	23	24	1 191	342	3.47	161 062
Merriespruit 1	196	174	22	22	1 056	287	3.67	164 433
Merriespruit 3	173	168	5	18	959	294	3.26	175 147
Unisel	298	233	65	28	1 650	376	4.39	141 064
Brand 3	209	182	27	18	1 153	309	3.73	158 093
Brand 5	–	9	(9)	–	–	–	–	–
Total Virginia Operations	1 091	958	133	110	6 009	1 608	4.00	167 522
Kalgold	412	214	198	5	2 249	1 146	1.96	95 323
Project Phoenix	140	66	74	3	778	4 791	0.16	84 396
Other entities	57	33	24	83	307	449	0.68	105 678
Total South Africa	6 549	4 955	1 594	1 568	36 273	13 074	2.77	136 608
Australia PNG	–	–	–	760	–	–	–	–
Total Australia	–	–	–	760	–	–	–	–
Total Harmony – Continuing Operations	6 549	4 955	1 594	2 328	36 273	13 074	2.77	136 608

Discontinued Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled t'000	Grade	Operating Cost R/kg
Orkney 2	147	149	(2)	6	831	160	5.23	179 418
Orkney 4	110	145	(35)	9	637	195	3.27	227 978
Orkney 7	54	82	(28)	12	309	163	1.89	266 039
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
St Helena	41	93	(52)	4	260	78	3.33	355 654
Cooke 1	239	178	61	12	1 315	226	5.81	135 441
Cooke 2	271	159	112	26	1 494	260	5.75	106 500
Cooke 3	388	257	131	79	2 123	420	5.05	121 169
Cooke plant operations	158	96	62	2	855	1 817	0.47	112 320
Total South Africa	1 408	1 159	249	150	7 824	3 319	2.55	148 222
Australia								
Mt Magent	408	301	107	28	2 398	876	2.73	125 488
South Kal	138	105	33	92	864	433	2.00	120 812
Total Australia	546	406	140	120	3 262	1 309	2.49	124 285
Total Harmony – Discontinued Operations	1 954	1 565	389	270	11 086	4 628	2.40	141 165
Total Harmony	8 503	6 520	1 983	2 598	47 359	17 702	2.68	137 674

DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2007 (Rand/Metric)

Continuing Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled t'000	Grade	Operating Cost R/kg
Tshepong	1 144	600	544	138	7 834	1 270	6.17	76 553
Phakisa	–	–	–	177	–	–	–	–
Doornkop	201	142	59	188	1 378	412	3.34	102 803
Elandsrand	653	537	116	190	4 449	764	5.83	120 650
Target	482	194	288	74	3 278	596	5.50	59 173
Masimong	514	361	153	83	3 505	723	4.85	103 059
Evander operations								
Evander 5	193	147	46	30	1 307	271	4.82	112 337
Evander 7	199	189	10	60	1 350	297	4.54	140 369
Evander 8	404	238	166	56	2 741	571	4.80	86 753
Evander 9	–	–	–	–	–	–	–	–
Total Evander Operations	796	574	222	146	5 398	1 139	4.74	106 354
Bambanani	784	634	150	93	5 354	1 025	5.22	118 483
Joel	320	184	136	23	2 184	399	5.47	84 043
Virginia operations								
Harmony 2	149	143	6	24	1 005	344	2.93	142 340
Merriespruit 1	174	117	57	19	1 180	320	3.69	98 944
Merriespruit 3	154	117	37	17	1 044	306	3.41	112 024
Unisel	269	160	109	29	1 836	419	4.38	87 282
Brand 3	154	120	34	7	1 051	308	3.41	114 571
Brand 5	3	7	(4)	–	21	10	2.12	342 279
Total Virginia Operations	903	664	239	96	6 137	1 707	3.59	108 291
Kalgold	192	147	45	2	1 316	1 304	1.01	111 339
Project Phoenix	71	33	38	–	485	1 410	0.34	67 584
Other entities	25	3	22	70	114	226	0.50	27 620
Total South Africa	6 085	4 073	2 012	1 280	41 432	10 975	3.78	98 288
Australia PNG	–	–	–	247	–	–	–	–
Total Australia	–	–	–	247	–	–	–	–
Total Harmony – Continuing Operations	6 085	4 073	2 012	1 527	41 432	10 975	3.78	98 288

Discontinued Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled t'000	Grade	Operating Cost R/kg
Orkney 2	177	143	34	25	1 218	213	5.72	117 497
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	168	148	20	29	1 156	286	4.04	127 778
Orkney 7	73	64	9	35	504	163	3.08	126 070
ARM surface	1	–	1	–	4	1	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
St Helena	72	93	(21)	8	495	162	3.05	188 497
Cooke 1	266	174	92	10	1 815	292	6.23	95 821
Cooke 2	208	159	49	17	1 427	268	5.32	111 614
Cooke 3	327	240	87	64	2 245	435	5.16	107 176
Cooke Plant Operations	54	22	32	–	365	338	1.07	61 525
Total South Africa	1 346	1 043	303	188	9 229	2 158	4.27	113 114
Australia								
Mt Magent	489	371	118	95	3 405	1 311	2.60	108 904
South Kal	310	228	82	48	2 140	960	2.23	106 551
Total Australia	799	599	200	143	5 545	2 271	2.44	107 996
Total Harmony – Discontinued Operations	2 145	1 642	503	331	14 774	4 429	3.34	111 200
Total Harmony	8 230	5 715	2 515	1 858	56 206	15 404	3.65	101 680

OPERATING RESULTS – CONTINUING OPERATIONS (US$/Imperial)

			Underground production – South Africa											Surface production – South Africa					International production		
			Tshepong	Phakisa	Doorn-kop	Elands-rand	Target	Masimong	Evander Operations	Bambanani	Joel	Virgina Operations	Total SA Under-ground	Kalgold Surface	Project Phoenix	Other Surface	Total SA Surface	South African Total	PNG	Total Inter-national	Harmony Total
Ore milled	– t'000	Mar-08	359	10	82	236	170	178	307	173	100	518	2 133	429	1 754	233	2 416	4 549	–	–	4 549
		Dec-07	428	7	135	104	176	224	399	330	109	622	2 534	464	1 790	115	2 369	4 903	–	–	4 903
Gold Produced	– oz	Mar-08	64 012	1 704	5 916	34 240	18 165	24 756	48 226	34 273	13 439	54 334	299 065	23 406	6 848	3 343	33 597	332 662	–	–	332 662
		Dec-07	70 796	579	12 603	18 519	23 309	29 096	69 960	51 280	14 629	68 513	359 284	27 585	8 616	3 279	39 480	398 764	–	–	398 764
Yield	– oz/t	Mar-08	0.18	0.17	0.07	0.15	0.11	0.14	0.16	0.20	0.13	0.10	0.14	0.05	0.00	0.01	0.01	0.07	–	–	0.07
		Dec-07	0.17	0.08	0.09	0.18	0.13	0.13	0.18	0.16	0.13	0.11	0.14	0.06	0.00	0.03	0.02	0.08	–	–	0.08
Cash Operating Costs	– $/oz	Mar-08	452	455	1 245	664	647	703	599	664	690	717	631	409	394	475	412	609	–	–	609
		Dec-07	495	922	664	1 065	503	829	535	649	712	704	637	379	409	449	391	613	–	–	613
Cash Operating Costs	– $/t	Mar-08	81	78	90	96	69	98	94	132	93	75	89	22	2	7	6	45	–	–	45
		Dec-07	82	76	62	190	67	108	94	101	96	78	90	23	2	13	7	50	–	–	50
Working Revenue	($'000)	Mar-08	59 880	1 593	5 724	33 087	16 904	23 379	46 018	31 532	12 797	51 595	282 509	21 920	6 541	3 181	31 642	314 151	–	–	314 151
		Dec-07	54 976	441	10 035	14 533	18 083	22 889	53 676	39 859	11 453	53 946	279 891	21 509	6 751	2 606	30 866	310 757	–	–	310 757
Cash Operating Costs	($'000)	Mar-08	28 931	776	7 364	22 723	11 755	17 397	28 897	22 759	9 274	38 951	188 827	9 568	2 701	1 588	13 857	202 684	–	–	202 684
		Dec-07	35 028	534	8 365	19 728	11 723	24 127	37 405	33 256	10 422	48 243	228 831	10 443	3 521	1 471	15 435	244 266	–	–	244 266
Cash Operating Profit	($'000)	Mar-08	30 949	817	(1 640)	10 364	5 149	5 982	17 121	8 773	3 523	12 644	93 682	12 352	3 840	1 593	17 785	111 467	–	–	111 467
		Dec-07	19 948	(93)	1 670	(5 195)	6 360	(1 238)	16 271	6 603	1 031	5 703	51 060	11 066	3 230	1 135	15 431	66 491	–	–	66 491
Capital Expenditure	($'000)	Mar-08	5 807	9 855	11 243	11 203	10 962	3 402	7 174	2 895	1 130	3 849	67 520	121	48	2 448	2 617	70 137	43 646	43 646	113 783
		Dec-07	7 392	8 946	13 884	8 329	7 342	4 799	9 358	5 683	1 523	5 757	73 013	300	351	5 136	5 787	78 800	40 624	40 624	119 424

Evander operations – Evander 5, Evander 7 and Evander 8

Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (US$/Imperial)

			Tshepong	Phakisa	Doorn-kop	Elands-rand	Target	Masimong	Evander Operations	Rand-fontein Operations	Bamba-nani	Joel	Virgina Opera-tions	St Helena	ARMgold	Total SA Under-ground	Kalgold Surface	Project Phoenix	Cooke plant Operations	Other Surface	Total SA Surface	South Africa Total	Australia	PNG	Total Inter-national	Harmony Total
						Underground production – South Africa											Surface production – South Africa						International production			
Ore milled	– t'000	Mar-08	359	10	82	236	170	178	307	305	173	100	518	–	119	2 557	429	1 754	711	233	3 127	5 684	38	–	38	5 722
		Dec-07	428	7	135	104	176	224	399	340	330	109	622	28	233	3 135	464	1 790	726	115	3 095	6 230	665	–	665	6 895
Gold Produced	– oz	Mar-08	64 012	1 704	5 916	34 240	18 165	24 756	48 226	43 532	34 273	13 439	54 334	–	9 645	352 242	23 406	6 848	8 841	3 343	42 438	394 680	1 800	–	1 800	396 480
		Dec-07	70 796	579	12 603	18 519	23 309	29 096	69 960	51 762	51 280	14 629	68 513	2 701	23 824	437 571	27 585	8 616	9 902	3 279	49 382	486 953	62 565	–	62 565	549 518
Yield	– oz/t	Mar-08	0.18	0.17	0.07	0.15	0.11	0.14	0.16	0.14	0.20	0.13	0.10	0.00	0.08	0.14	0.05	0.00	0.01	0.01	0.01	0.07	0.05	–	0.05	0.07
		Dec-07	0.17	0.08	0.09	0.18	0.13	0.13	0.18	0.15	0.16	0.13	0.11	0.10	0.10	0.14	0.06	0.00	0.01	0.03	0.02	0.08	0.09	–	0.09	0.08
Cash Operating Costs	– $/oz	Mar-08	452	455	1 245	664	647	703	599	570	664	690	717	–	1 345	648	409	394	598	475	451	627	2 139	–	2 139	633
		Dec-07	495	922	664	1 065	503	829	535	559	649	712	704	1 934	837	647	379	409	521	449	417	623	454	–	454	604
Cash Operating Costs	– $/t	Mar-08	81	78	90	96	69	98	94	81	132	93	75	–	109	89	22	2	7	7	6	44	101	–	101	44
		Dec-07	82	76	62	190	67	108	94	85	101	96	78	187	86	90	23	2	7	13	7	49	43	–	43	48
Working Revenue	($'000)	Mar-08	59 880	1 593	5 724	33 087	16 904	23 379	46 018	42 010	31 532	12 797	51 595	4	9 246	333 769	21 920	6 541	8 413	3 181	40 055	373 824	4 014	–	4 014	377 838
		Dec-07	54 976	441	10 035	14 533	18 083	22 889	53 676	41 280	39 859	11 453	53 946	2 052	18 928	342 151	21 509	6 751	7 783	2 606	38 649	380 800	47 955	–	47 955	428 755
Cash Operating Costs	($'000)	Mar-08	28 931	776	7 364	22 723	11 755	17 397	28 897	24 818	22 759	9 274	38 951	1 541	12 969	228 155	9 568	2 701	5 287	1 588	19 144	247 299	3 851	–	3 851	251 150
		Dec-07	35 028	534	8 365	19 728	11 723	24 127	37 405	28 945	33 256	10 422	48 243	5 225	19 936	282 937	10 443	3 521	5 162	1 471	20 597	303 534	28 396	–	28 396	331 930
Cash Operating Profit	($'000)	Mar-08	30 949	817	(1 640)	10 364	5 149	5 982	17 121	17 192	8 773	3 523	12 644	(1 537)	(3 723)	105 614	12 352	3 840	3 126	1 593	20 911	126 525	163	–	163	126 688
		Dec-07	19 948	(93)	1 670	(5 195)	6 360	(1 238)	16 271	12 335	6 603	1 031	5 703	(3 173)	(1 008)	59 214	11 066	3 230	2 621	1 135	18 052	77 266	19 559	–	19 559	96 825
Capital Expenditure	($'000)	Mar-08	5 807	9 855	11 243	11 203	10 962	3 402	7 174	5 401	2 895	1 130	3 849	22	(1)	72 942	121	48	254	2 448	2 871	75 813	8	43 646	43 654	119 467
		Dec-07	7 392	8 946	13 884	8 329	7 342	4 799	9 358	5 201	5 683	1 523	5 757	123	144	78 481	300	351	85	5 136	5 872	84 353	4 153	40 624	44 777	129 130

Evander operations – Evander 5, Evander 7 and Evander 8

Randfontein operations – Cooke 1, Cooke 2 and Cooke 3

Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (US$)

| | Quarter ended | | | Nine months ended | |
	March 2008	December 2007	March 2007 *	March 2008	March 2007 *
	US$ million	US$ million	US$ million	US$ million	US$ million
Continuing operations					
Revenue	314	311	287	923	841
Production cost	(203)	(244)	(185)	(698)	(563)
Amortisation and depreciation	(26)	(34)	(26)	(87)	(75)
Corporate expenditure	(7)	(10)	(6)	(28)	(22)
Exploration expenditure	(7)	(6)	(3)	(20)	(15)
Care and maintenance costs of restructured shafts	(3)	(1)	(1)	(6)	(6)
Employment termination and restructuring costs	(12)	(11)	–	(23)	–
Share based compensation	(1)	(1)	(2)	(3)	(5)
Gain/(loss) on financial instruments	1	(2)	(3)	(1)	2
Provision for doubtful debt	(1)	(11)	–	(11)	–
Other (expenses)/income – net	(2)	(1)	3	(6)	13
Operating profit/(loss)	53	(10)	64	40	170
Loss from associates	(1)	–	–	(1)	(2)
Mark-to-market of listed investments	–	–	4	5	11
Profit/(loss) on sale of listed investments	–	–	–	(65)	–
Profit on sale of investment in associate	–	–	–	–	33
Investment income	7	11	4	27	14
Finance cost	(16)	(20)	(14)	(54)	(39)
Profit/(loss) before taxation	43	(19)	58	(48)	187
Taxation	(21)	(8)	(15)	(29)	(47)
Net profit/(loss) from continuing operations	22	(27)	43	(77)	140
Discontinued operations					
Profit/(loss) from discontinued operations	11	33	(9)	41	(1)
Profit/(loss) on the sale of assets	13	(8)	–	4	–
(Loss)/profit from measurement to fair value less cost to sell	–	10	–	8	–
Net profit/(loss)	46	8	34	(24)	139
Earnings/(loss) per share from continuing operations attributable to the equity holders of the company during the year (cents)					
– Basic earnings/(loss)	6	(7)	11	(19)	35
– Headline earnings/(loss)	6	(6)	11	(5)	24
– Fully diluted earnings/(loss)	6	(7)	11	(19)	35
Earnings/(loss) per share from discontinuing operations attributable to the equity holders of the company during the year (cents)					
– Basic earnings/(loss)	6	9	(2)	13	(1)
– Headline earnings/(loss)	3	8	(3)	9	(1)
– Fully diluted earnings/(loss)	6	9	(2)	13	(1)
Total earnings/(loss) per share from all operations attributable to the equity holders of the company during the year (cents)					
– Basic earnings/(loss)	12	2	9	(6)	35
– Headline earnings/(loss)	8	2	8	4	23
– Fully diluted earnings/(loss)	12	2	9	(6)	35

The currency conversion rates average for the quarters ended: March 2008: US$1 = R7.43 (December 2007: US$1 = R6.77, March 2007: US$1=R7.24)
The currency conversion rates average for the nine months ended: March 2008: US$1 = R7.10 (March 2007: US$1=R7.23)

* The comparative figures were adjusted to exclude further discontinued operations and interest capitalised, but not adjusted for approximately US$34.5 million in cost, relating to the March 2007 quarter that was only captured in the June 2007 quarter, as previously reported.

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (US$)

	At March 2008 US$ million	At December 2007 US$ million	At June 2007 US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	3 243	3 664	3 481
Intangible assets	304	336	328
Restricted cash	10	12	1
Investments in financial assets	174	204	197
Investments in associates	42	1	1
Deferred income tax	333	359	330
Trade and other receivables	1	6	13
	4 107	4 582	4 351
Current assets			
Inventories	80	103	105
Investments in financial assets	–	–	353
Trade and other receivables	122	124	130
Income and mining taxes	7	6	11
Restricted cash	–	–	39
Cash and cash equivalents	42	62	101
	251	295	739
Non-current assets classified as held for sale	211	292	182
	462	587	921
Total assets	4 569	5 169	5 272
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 176	3 743	3 641
Other reserves	90	12	(50)
Accumulated loss	(218)	(310)	(228)
	3 048	3 445	3 363
Non-current liabilities			
Borrowings	236	274	248
Deferred income tax	652	757	715
Provisions for other liabilities and charges	132	158	173
	1 020	1 189	1 136
Current liabilities			
Trade and other payables	88	100	212
Income and mining taxes	24	11	7
Provisions and accrued liabilities	32	32	38
Borrowings	247	291	406
Bank overdraft	–	–	31
Shareholders for dividends	1	1	1
	392	435	695
Liabilities directly associated with non-current assets classified as held for sale	109	100	78
	501	535	773
Total equity and liabilities	4 569	5 169	5 272
Number of ordinary shares in issue	402 818 020	400 196 978	399 608 384
Net asset value per share (cents)	757	861	842

Balance sheet converted at conversion rate of US$1 = R8.14 (December 2007: R6.86) (June 2007: R7.04)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (US$)

	Issued share capital US$ million	Other reserves US$ million	Accumulated loss US$ million	Total US$ million
Balance – 30 June 2007 (as previously reported)	3 148	(43)	(206)	2 899
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	9	9
Balance – 30 June 2007 (restated)	3 148	(43)	(197)	2 908
Issue of share capital	28	–	–	28
Currency translation adjustment and other	–	133	–	133
Net loss	–	–	(21)	(21)
Balance as at 31 March 2008	3 176	90	(218)	3 048
Balance – 30 June 2006 (as previously reported)	3 496	(37)	(276)	3 183
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	7	7
Balance – 30 June 2006 (restated)	3 496	(37)	(269)	3 190
Issue of share capital	14	–	–	14
Currency translation adjustment and other	–	26	–	26
Net profit	–	–	137	137
Balance as at 31 March 2007	3 510	(11)	(132)	3 367

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (US$)

	Three months ended		Nine months ended	
	March 2008 US$ million	December 2007 US$ million	March 2008 US$ million	March 2007 US$ million
Cash flow from operating activities				
Cash generated/(utilised) by operations	107	(56)	66	203
Interest and dividends received	9	11	29	16
Interest paid	(17)	(17)	(42)	(20)
Income and mining taxes paid	(6)	(1)	(9)	–
Cash generated/(utilised) by operating activities	93	(63)	44	199
Cash flow from investing activities				
Decrease/(increase) in restricted cash	3	(10)	31	–
Net proceeds on disposal of listed investments	–	–	184	31
Net additions to property, plant and equipment	(119)	(109)	(345)	(244)
Other investing activities	1	10	3	(9)
Cash utilised by investing activities	(115)	(109)	(127)	(222)
Cash flow from financing activities				
Long-term loans raised	–	1	303	21
Long-term loans repaid	–	–	(254)	–
Ordinary shares issued – net of expenses	5	1	9	14
Cash generated by financing activities	5	2	58	35
Foreign currency translation adjustments	(3)	5	(2)	(4)
Net (decrease)/increase in cash and equivalents	(20)	(165)	(27)	8
Cash and equivalents – beginning of period	63	228	70	127
Cash and equivalents – end of period	43	63	43	135

Operating activities translated at average rates of: Three months ended March 2008: US$1 = R7.43 (December 2007 US$1 = R6.77) Nine months ended March 2008: US$1 = R7.10 (March 2007: US$ = R7.23)

Closing balance translated at closing rates of: March 2008: US$1 = R8.14 (December 2007:US$1 = R6.86, March 2007: US$1 = R7.29)

DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2008 (US$/Imperial)

Continuing Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Tshepong	167	98	69	20	210 201	1 213	0.173	467
Phakisa	2	1	1	28	2 283	17	0.138	579
Doornkop	25	25	–	35	33 115	356	0.093	742
Elandsrand	87	76	11	31	109 119	659	0.166	701
Target	50	36	14	23	63 594	511	0.124	570
Masimong	70	68	2	12	89 089	668	0.134	764
Evander Operations								
Evander 5	39	28	11	4	48 613	291	0.167	571
Evander 7	36	28	8	11	48 547	266	0.183	568
Evander 8	73	46	27	11	93 172	559	0.167	489
Evander 9	–	–	–	–	–	–	–	–
Total Evander Operations	148	102	46	26	190 332	1 116	0.171	530
Bambanani	100	84	16	12	126 545	765	0.165	664
Joel	33	29	4	4	41 539	298	0.139	706
Virginia Operations								
Harmony 2	30	27	3	3	38 291	377	0.101	706
Merriespruit 1	28	24	4	3	33 952	316	0.107	720
Merriespruit 3	24	24	–	3	30 832	324	0.095	767
Unisel	42	33	9	4	53 048	415	0.128	618
Brand 3	29	26	3	3	37 070	341	0.109	693
Brand 5	–	1	(1)	–	–	–	–	–
Total Virginia Operations	153	135	18	16	193 193	1 773	0.109	698
Kalgold	58	30	28	1	72 307	1 264	0.057	418
Project Phoenix	20	9	11	–	25 013	5 283	0.005	370
Other entities	10	5	5	13	9 869	496	0.020	463
Total South Africa	923	698	225	221	1 166 199	14 419	0.081	598
Australia								
PNG	–	–	–	107	–	–	–	–
Total Australia	–	–	–	107	–	–	–	–
Total Harmony – Continuing Operations	923	698	225	328	1 166 199	14 419	0.081	598

Discontinued Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Orkney 2	21	21	–	1	26 717	176	0.152	786
Orkney 4	15	20	(5)	1	20 480	215	0.095	999
Orkney 7	8	12	(4)	2	9 935	180	0.055	1 166
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
St Helena	6	13	(7)	1	8 359	86	0.097	1 558
Cooke 1	34	25	9	2	42 278	249	0.170	593
Cooke 2	38	22	16	4	48 033	287	0.168	467
Cooke 3	55	36	19	11	68 256	463	0.147	531
Cooke Plant Operations	22	14	8	–	27 488	2 003	0.014	492
Total South Africa	199	163	36	22	251 546	3 659	0.069	649
Australia								
Mt Magent	57	42	15	4	77 097	966	0.080	550
South Kal	19	15	4	13	27 778	477	0.058	529
Total Australia	76	57	19	17	104 875	1 443	0.073	544
Total Harmony – Discontinued Operations	275	220	55	39	356 421	5 102	0.070	618
Total Harmony	1 198	918	280	367	1 522 620	19 521	0.078	603

DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2007 (US$/Imperial)

Continuing Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Tshepong	158	83	75	19	251 881	1 400	0.180	329
Phakisa	–	–	–	24	–	–	–	–
Doornkop	28	20	8	26	44 307	455	0.097	442
Elandsrand	90	74	16	26	143 035	842	0.170	519
Target	67	27	40	10	105 372	657	0.160	255
Masimong	71	50	21	11	112 680	798	0.141	443
Evander Operations								
Evander 5	27	20	7	4	42 019	299	0.141	483
Evander 7	28	26	2	8	43 390	328	0.132	604
Evander 8	56	33	23	8	88 125	629	0.140	373
Evander 9	–	–	–	–	–	–	–	–
Total Evander Operations	111	79	32	20	173 534	1 256	0.138	457
Bambanani	109	87	22	13	172 130	1 130	0.152	510
Joel	44	25	19	3	70 203	440	0.160	361
Virginia Operations								
Harmony 2	21	20	1	3	32 298	378	0.085	612
Merriespruit 1	24	16	8	3	37 932	353	0.108	426
Merriespruit 3	21	16	5	2	33 576	338	0.099	482
Unisel	37	22	15	4	59 025	463	0.128	375
Brand 3	21	17	4	1	33 778	340	0.099	493
Brand 5	–	1	(1)	–	673	11	0.062	1 472
Total Virginia Operations	124	92	32	13	197 282	1 883	0.105	466
Kalgold	27	20	7	–	42 321	1 438	0.029	479
Project Phoenix	10	5	5	–	15 592	1 553	0.010	291
Other entities	2	1	1	12	3 726	244	0.015	119
Total South Africa	841	563	278	177	1 332 063	12 096	0.110	423
Australia								
PNG	–	–	–	34	–	–	–	–
Total Australia	–	–	–	34	–	–	–	–
Total Harmony – Continuing Operations	841	563	278	211	1 332 063	12 096	0.110	423

Discontinued Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Orkney 2	25	20	5	4	39 162	235	0.167	505
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	23	20	3	4	37 181	316	0.118	550
Orkney 7	10	9	1	5	16 202	180	0.090	542
ARM surface	–	–	–	–	125	1	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
St Helena	10	13	(3)	1	15 905	179	0.089	811
Cooke 1	37	24	13	1	58 353	321	0.182	412
Cooke 2	29	22	7	2	45 877	296	0.155	480
Cooke 3	45	33	12	9	72 193	480	0.151	461
Cooke Plant Operations	7	3	4	–	11 736	374	0.031	265
Total South Africa	186	144	42	26	296 734	2 382	0.125	487
Australia								
Mt Magent	67	51	16	13	109 476	1 446	0.076	468
South Kal	43	32	11	7	68 794	1 058	0.065	458
Total Australia	110	83	27	20	178 270	2 504	0.071	465
Total Harmony – Discontinued Operations	296	227	69	46	475 004	4 886	0.097	478
Total Harmony	1 137	790	347	257	1 807 067	16 982	0.106	437

DEVELOPMENT RESULTS (Metric)

Quarter ended March 2008

	Reef Metres	Sampled Metres	Channel* Width (Cm's)	Channel* Value (g/t)	Channel* Gold (Cmg/t)
Randfontein					
VCR Reef	1,056	720	67	10.38	694
UE1A	1,103	1,006	203	4.21	855
E8 Reef	42	–	–	–	–
Kimberley Reef	169	117	246	7.67	1,886
E9GB Reef	249	107	58	15.55	895
All Reefs	2,618	1,950	148	5.83	860
Free State					
Basal	1,404	1,026	56	15.31	859
Leader	761	706	180	6.26	1,125
A Reef	371	302	93	7.33	682
Middle	–	20	119	7.40	881
B Reef	125	196	101	12.20	1,233
All Reefs	2,659	2,250	104	9.12	951
Evander					
Kimberley Reef	1,085	987	88	15.36	1,353
Elandskraal					
VCR Reef	336	346	137	16.50	2,253
Orkney					
Vaal Reef	–	–	–	–	–
VCR	–	–	–	–	–
All Reefs	–	–	–	–	–
Target					
Elsburg	–	161	409	10.02	4,099
Freegold JV					
Basal	1,212	1,056	37	35.63	1,303
Beatrix	239	216	96	13.29	1,280
Leader	–	–	–	–	–
B Reef	91	90	58	14.26	823
All Reefs	1,542	1,362	47	26.72	1,267

DEVELOPMENT RESULTS (Imperial)

Quarter ended March 2008

	Reef Feet	Sampled Feet	Channel* Width (inches)	Channel* Value (oz/t)	Channel* Gold (in.ozt)
Randfontein					
VCR Reef	3,465	2,362	26	0.31	8
UE1A	3,618	3,301	80	0.13	10
E8 Reef	139	–	–	–	–
Kimberley Reef	553	384	97	0.23	22
E9GB Reef	816	351	23	0.43	10
All Reefs	8,590	6,398	58	0.17	10
Free State					
Basal	4,605	3,366	22	0.45	10
Leader	2,495	2,316	71	0.18	13
A Reef	1,216	991	37	0.21	8
Middle	–	66	47	0.22	10
B Reef	408	643	40	0.35	14
All Reefs	8,725	7,382	41	0.27	11
Evander					
Kimberley Reef	3,560	3,238	35	0.44	16
Elandskraal					
VCR Reef	1,102	1,135	54	0.48	26
Orkney					
Vaal Reef	–	–	–	–	–
VCR	–	–	–	–	–
All Reefs	–	–	–	–	–
Target					
Elsburg	–	528	161	0.29	47
Freegold JV					
Basal	3,977	3,465	14	1.07	15
Beatrix	784	709	38	0.39	15
Leader	–	–	–	–	–
B Reef	298	295	23	0.41	9
All Reefs	5,060	4,469	19	0.77	15

*The totals for these columns are the weighted average figure and not the sum thereof.

Mineral Resources and Ore Reserves

No material changes were made to Harmony's Mineral Resources and Ore Reserves for the quarter ended December 2007. Taking into account the last six months' depletion of reserves, the Harmony Mineral Resources and Ore Reserves as stated in Harmony 2007 annual report are an accurate reflection of the company's current position. The Mineral Resources and Ore Reserves are comprehensively audited by a team of internal competent persons that operate independently from the operating units.

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

PO Box 2
Randfontein, 1759
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott, J A Chissano*†,
F T De Buck*, Dr D S Lushaba*
C Markus*, M Motloba*,
C M L Savage*, A J Wilkens*
Dr C Diarra*, K V Dicks*
(*non-executive)
(†Mozambique)

Further Information

Amelia Soares
General Manager, Investor Relations
Telephone: +27 11 411 2314
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS

Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

NOTES

PRINTED BY INCE (PTY) LIMITED

REF W2CF05071

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 08 May, 2008

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Chief Financial Officer